UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6 )*

                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                DECEMBER 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 0462220109
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(1)     Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
        (entities only): Arthur Stern

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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)          (b)
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(3)     SEC Use Only

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(4)     Citizenship or Place of Organization:  United States

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    Number of Shares               (5) Sole Voting
 Beneficially Owned by Each               Power:                       337,408*
    Reporting Person               ---------------------------------------------
                                   (6) Shared Voting
                                          Power:                          --
                                   ---------------------------------------------
                                   (7) Sole Dispositive
                                          Power:                       337,408*
                                   ---------------------------------------------
                                   (8) Shared Dispositive
                                          Power:                          --
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  337,408*
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instruct.) X
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(11)    Percent of Class Represented by Amount in Row (9): 5.1%
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(12) Type of Reporting Person (See Instructions): IN

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* Includes 134,167 shares of common stock issuable upon exercise of options that are exercisable within 60 days of December 31, 2003, and 107,271 shares of common stock owned by Asta Group, Incorporated ("Group") which shares are attributable to Arthur Stern based on his percentage ownership of Group.
Excludes 212,000 shares owned by Stern Family Investors LLC which shares are attributable to Mr. Stern based on his percentage ownership of such LLC and 1,000 shares owned by GMS Family Investors LLC which shares are attributable to Mr. Stern based on his percentage ownership of such LLC. Mr. Stern does not have voting or investment power with respect to any of the shares held by either LLC and disclaims beneficial ownership of the shares owned by the LLCs. Also excludes 34,333 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of December 31, 2003.

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ITEM 1(A).  NAME OF ISSUER:  Asta Funding, Inc.

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ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:  210 Sylvan Avenue
           Englewood Cliffs, New Jersey 07632
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ITEM 2(A). NAME OF PERSON FILING:  Arthur Stern

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ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           210 Sylvan Avenue, Englewood Cliffs, NJ 07632

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ITEM 2(C). CITIZENSHIP:  United States

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ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share
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ITEM 2(E). CUSIP NO.:  0462220109
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B)
        OR (C), CHECK WHETHER THE PERSON FILING IS A:      Not Applicable.

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned (as of December 31, 2003):  337,408*

         (b)      Percent of Class (as of December 31, 2003):           5.1%

         (c) Number of Shares as to which such person has:

                  (i)      sole power to vote or to direct the vote     337,408*

                  (ii)     shared power to vote or to direct the vote   --

                  (iii)    sole power to dispose or to direct the
                           disposition of                               337,408*

                  (iv)     shared power to dispose or to direct the
                           disposition of                               --

* Includes 134,167 shares of common stock issuable upon exercise of options that are exercisable within 60 days of December 31, 2003, and 107,271 shares of common stock owned by Asta Group, Incorporated ("Group") which shares are attributable to Arthur Stern based on his percentage ownership of Group. Excludes 212,000 shares owned by Stern Family Investors LLC which shares are attributable to Mr. Stern based on his percentage ownership of such LLC


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

and 1,000 shares owned by GMS Family Investors LLC which shares are attributable to Mr. Stern based on his percentage ownership of such LLC. Mr. Stern does not have voting or investment power with respect to any of the shares held by either LLC and disclaims beneficial ownership of the shares owned by the LLCs. Also excludes 34,333 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of December 31, 2003.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 16, 2004

                                                    /s/ Arthur Stern
                                                    ---------------------------
                                                    Arthur Stern

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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